Exhibit 99.1

Qutoutiao Inc. Reports Second Quarter 2021 Unaudited Financial Results

SHANGHAI, China, September 7, 2021 (GLOBE NEWSWIRE) -- Qutoutiao Inc. (“Qutoutiao”, the “Company” or “We”) (NASDAQ: QTT), a leading operator of mobile content platforms in China, today announced its unaudited financial results in the second quarter ended June 30, 2021.

Second Quarter 2021 Highlights

•

Net revenues was RMB1,202.0 million (US$186.2 million), representing a decrease of 16.6% from 1,441.0 million in the second quarter of 2020, and a decrease of 6.9% quarter-over-quarter from RMB1,291.0 million in the first quarter of 2021, exceeding the Company’s previous guided range for the second quarter of 2021.

•

Net loss was RMB209.5 million (US$32.4 million), compared to net loss of RMB222.1 million in the second quarter of 2020 and net loss of RMB149.0 million in the first quarter of 2021. Net loss margin was 17.4%, compared to 15.4% in the second quarter of 2020 and 11.5% in the first quarter of 2021.

•

Non-GAAP net loss[1] was RMB186.0 million (US$28.8 million), compared to non-GAAP net loss of RMB173.3 million in the second quarter of 2020 and non-GAAP net loss of RMB55.4 million in the first quarter of 2021. Non-GAAP net loss margin was 15.5%, compared to 12.0% in the second quarter of 2020 and 4.3% in the first quarter of 2021.

•	Combined average MAUs[2] were 132.3 million, representing a decrease of 3.1% from 136.5 million in the second quarter of 2020; and a decrease of 0.8% from 133.3 million in the first quarter of 2021.
•	Combined average DAUs[3] were 29.1 million, representing a decrease of 32.3% from 43.0 million in the second quarter of 2020; and a decrease of 8.2% from 31.7 million in the previous quarter.
•	Average daily time spent per DAU was 47.3minutes, compared to 55.2 minutes in the second quarter of 2020 and 47.1 minutes in the first quarter of 2021.

Mr. Eric Siliang Tan, Chairman and Chief Executive Officer of Qutoutiao, commented, "We will continue to run a balanced strategy with our overall business, investing into promising growth initiatives while optimizing the financial position of the more mature segments. We will maintain the highest standard of compliance and continue to make positive contributions to the future growth of a dynamic industry and the wider society."

Second Quarter 2021 Financial Results

Net revenues in the second quarter of 2021 were RMB1,202.0 million (US$186.2 million), a decrease of 16.6% from RMB1,441.0 million in the second quarter of 2020, and a decrease of 6.9% from RMB1,291.0 million in the first quarter of 2021.

Advertising and marketing revenues were RMB1,141.4 million (US$176.8 million) in the second quarter of 2021, a decrease of 17.2% from RMB1,378.1 million in the second quarter of 2020, primarily due to the tightening regulatory environment in internet and technology sector which, to some extent, resulted in constrained budgets of advertisers.

Other revenues were RMB60.6 million (US$9.4 million) in the second quarter of 2021, a slight decrease of 3.7% from RMB62.9 million in the second quarter of 2020. The decrease was primarily due to the decrease in revenues from live-streaming.

Cost of revenues were RMB327.7million (US$50.8 million) in the second quarter of 2021, a decrease of 18.1% from RMB400.2 million in the second quarter of 2020, primarily attributable to decreases in IT infrastructure costs, integrated marketing service costs which are in line with the decrease in integrated markting service revenues; compensation expenses and costs related to live-streaming revenue sharing; the decrease was partially offset by an increase in Midu Novels content and license fee due to the expansion in Midu Novels and the Company’s ongoing investment in improving content quality.

Gross profit was RMB874.2 million (US$135.4 million) in the second quarter of 2021, a decrease of 16.0% from RMB1,040.8 million in the second quarter of 2020. Gross margin was 72.7%, compared to 72.2% in the second quarter of 2020.

Research and development expenses were RMB136.2 million (US$21.1 million) in the second quarter of 2021, a decrease of 39.3% from RMB224.2 million in the second quarter of 2020 primarily due to a reduction in overall research and development headcount and consequentially the decrease in compensation expenses, including share-based compensations.

Sales and marketing expenses were RMB901.3 million (US$139.6 million) in the second quarter of 2021, a decrease of 2.6% from RMB925.3 million in the second quarter of 2020. Sales and marketing expenses as a percentage of net revenues were 75.0% in the second quarter of 2021, compared to 64.2% in the second quarter of 2020 and 62.0% in the first quarter of 2021, primarily due to the expansion of Midu Novels.

User engagement expenses were RMB169.5 million (US$26.3 million) in the second quarter of 2021, representing a decrease of 62.9% year-over-year and an decrease of 5.4% quarter-over-quarter. User engagement expenses per DAU per day were RMB 0.06 in the second quarter of 2021, compared to RMB0.12 in the second quarter of 2020 and RMB0.06 in the first quarter of 2021. The year-over-year decrease of user engagement expenses was primarily due to the Company’s ongoing efforts in optimizing user engagement expenses related to its loyalty program, as well as the enhanced content algorithm facilitated by the Company’s AI platform that aims to match the content more precisely with users’ personalized needs.

User acquisition expenses were RMB685.2 million (US$106.1 million) in the second quarter of 2021, an increase of 57.3% year-over-year and an increase of 16.4% quarter-over-quarter. User acquisition expenses consist of the costs of both word-of-mouth referrals and third-party marketing. The year-over-year increase was primarily due to the expansion of Midu Novels. User acquisition expenses per new installed user4 in the second quarter of 2021 were RMB7.29, compared to RMB3.30 in the second quarter of 2020 and RMB5.78 in the first quarter of 2021.

[1]

For more information on the non-GAAP financial measures, see the section entitled “Use of Non-GAAP Financial Measures” below and the table captioned “Reconciliation of GAAP And Non-GAAP Results” set forth at the end of this press release.

[2]

“MAUs” refers to the number of unique mobile devices that accessed our relevant mobile application in a given month. “Combined average MAUs” for a particular period is the average of the MAUs for all of our mobile applications in each month during that period;

[3]

“DAUs” refers to the number of unique mobile devices that accessed our relevant mobile application on a given day. “Combined average DAUs” for a particular period is the average of the DAUs for all of our mobile applications on each day during that period;

[4]	“New installed user” refers to the aggregate number of unique mobile devices that have downloaded and launched our relevant mobile applications at least once.

Other sales and marketing expenses were RMB46.6 million (US$7.2 million) in the second quarter of 2021, increasing 43.4% year-over-year from RMB32.5 million in the second quarter of 2020.

General and administrative expenses were RMB93.4 million (US$14.5 million) in the second quarter of 2021, a decrease of 11.4% from RMB105.5 million in the second quarter of 2020, mainly due to the reduction in overall general and administrative headcount and consequentially the decrease in compensation expenses, as well as a decrease in share-based compensations; the decrease was partially offset by an additional expected credit loss provision of RMB61.9 million recorded in the second quarter of 2021 under ASC 326, Measurement of Credit Losses on Financial Instruments.

Loss from operations was RMB223.9 million (US$34.7 million) in the second quarter of 2021, compared to RMB189.4 million in the second quarter of 2020. Operating loss margin was 18.6%, compared to 13.1% in the second quarter of 2020.

Non-operating income was RMB14.1 million (US$2.2 million) in the second quarter of 2021, mainly due to a third party’s investment in one of the Company’s subsidiaries which resulted in a deconsolidation and a related disposal gain of RMB23.1 million. Non-operating loss for the second quarter of 2020 was RMB32.4 million (US$5.0 million), which mainly included a RMB22.8 million loss associated with fair value changes on long-term investments, and net interest expenses of RMB6.9 million.

Non-GAAP loss from operations was RMB200.4 million (US$31.0 million) in the second quarter of 2021, compared to a non-GAAP loss from operations of RMB140.6 million in the second quarter of 2020.

Non-GAAP operating loss margin was 16.7%, compared to non-GAAP operating loss margin of 9.8% in the second quarter of 2020.

Net loss was RMB209.5 million (US$32.4 million), compared to net loss of RMB222.1 million in the second quarter of 2020. Net loss margin was 17.4%, compared to 15.4% in the second quarter of 2020.

Non-GAAP net loss was RMB186.0 million (US$28.8 million), compared to non-GAAP net loss of RMB173.3 million in the second quarter of 2020. Non-GAAP net loss margin was 15.5%, compared to 12.0% in the second quarter of 2020.

Net loss attributable to Qutoutiao Inc.'s ordinary shareholders was RMB236.1 million (US$36.6 million) in the second quarter of 2021, compared to RMB234.3 million in the second quarter of 2020.

Non-GAAP net loss attributable to Qutoutiao Inc.'s ordinary shareholders was RMB212.6 million (US$32.9 million) in the second quarter of 2021, compared to RMB185.5 million in the second quarter of 2020.

Basic and diluted net loss per American Depositary Share (“ADS”) was RMB0.78 (US$0.12) in the second quarter of 2021. Non-GAAP basic and diluted net loss per ADS was RMB0.70 (US$0.11) in the second quarter of 2021. Each four ADSs represent one Class A ordinary share of the Company.

Balance Sheet

As of June 30, 2021, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB1,021.8 million (US$158.3 million), compared to RMB985.8 million as of December 31, 2020. Net operating cash outflow during the second quarter of 2021 was RMB15.0 million.

While the Company continues to execute business plans to improve their liquidity position, the Convertible Loan which the Company issued with principal amounting to US$171.1 million (RMB1,180.6 million) will mature in April 2022 and has been classified as a current liability as of June 30, 2021. Given the significance of the loan, there is uncertainty regarding the Company’s ability to repay the Convertible Loan upon maturity, which raises substantial doubt about the Company’s ability to continue as a going concern. The second quarter 2021 unaudited financial information does not include any adjustment that is reflective of this uncertainty.

Business Outlook

For the third quarter of 2021, the Company expects group net revenues to be between RMB1,050 to RMB1,100 million.

Conference Call

Qutoutiao’s management will host an earnings conference call at 8:00 A.M. U.S. Eastern Time on September 7, 2021 (8:00 P.M. Beijing/Hong Kong time on September 7, 2021).

Please register in advance of the conference call using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID by email.

Preregistration Information

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/3766584 at least 15 minutes prior to the scheduled call start time.

Please dial-in at least 10 minutes before the scheduled start time of the earnings call and enter the Direct Event Passcode and Registrant ID as instructed to connect to the call.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until 09:59 A.M. U.S Eastern Time on September 22, 2021, by dialing the following telephone numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong :	+852-3051-2780
China:	400-632-2162
Replay Access Code:	3766584

About Qutoutiao Inc.

Qutoutiao Inc. operates innovative and fast-growing mobile content platforms in China with a mission to bring fun and value to its users. The eponymous flagship mobile application, Qutoutiao, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has attracted a large group of loyal users, many of whom are from lower-tier cities in China. They enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based user loyalty program. Launched in May 2018, Midu Novels is a pioneer in offering free literature supported by advertising and has grown rapidly to become a leading player in the online literature industry. The Company will continue to bring more exciting products to users through innovation, and strive towards creating a leading global online content ecosystem.

For more information, please visit: https://ir.qutoutiao.net.

Use of Non-GAAP Financial Measures

We use non-GAAP profit or loss from operations, non-GAAP operating profit or loss margin, non-GAAP net profit loss, non-GAAP net profit or loss margin, non-GAAP net profit or loss attributable to Qutoutiao Inc.’s ordinary shareholders and non-GAAP basic and diluted net profit or loss per ADS, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Each of these non-GAAP financial measures represents the corresponding GAAP financial measure before share-based compensation expenses. We believe that such non-GAAP financial measures help identify underlying trends in our business that could otherwise be distorted by the effect of such share-based compensation expenses that we include in cost of revenues, total operating expenses and net loss. We believe that all such non-GAAP financial measures also provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other measure of performance prepared in accordance with U.S. GAAP or as an indicator of our operating performance. We mitigate these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4566 to US$1.00, the rate in effect as of June 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical facts, including statements about Qutoutiao's beliefs, plans and expectations, are forward-

looking statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qutoutiao’s strategies; Qutoutiao’s future business development, financial condition and results of operations; Qutoutiao’s ability to retain and increase the number of users and provide quality content; competition in the mobile content platform industry; Qutoutiao’s ability to manage its costs and expenses; the future developments of the COVID-19 outbreak; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qutoutiao's filings with the SEC. All information provided in this press release is as of the date of this press release, and Qutoutiao does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Qutoutiao Inc.

Investor Relations

Tel: +86-21-5889-0398

E-mail: ir@qutoutiao.net

QUTOUTIAO INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousand RMB, or otherwise noted)

	As of December 31,	As of June 30,
	2020	2021

ASSETS
Current assets:
Cash and cash equivalents	494,475	399,940
Restricted cash	100,316	39,147
Short-term investments	391,033	582,700
Accounts receivable, net	737,789	967,615
Amount due from related parties	383,594	318,783
Prepayments and other current assets	365,109	269,847
Total current assets	2,472,316	2,578,032

Non-current assets:
Accounts receivables, non-current	54,639	15,831
Long-term Investments	82,889	91,938
Property and equipment, net	17,213	17,292
Intangible assets	83,123	193,996
Goodwill	7,268	7,268
Right-of-use assets, net	50,319	30,404
Other non-current assets	148,091	6,164
Total non-current assets	443,542	362,893
Total assets	2,915,858	2,940,925

LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	70,000	-
Accounts payable	448,981	410,340
Amount due to related parties	22,477	5,698
Registered users' loyalty payable	72,627	71,100
Advance from customers and deferred revenue	140,776	139,195
Salary and welfare payable	149,704	110,516
Tax payable	97,144	72,754
Lease liabilities, current	20,760	15,194
Accrued liabilities related to users' loyalty programs	100,088	91,957
Accrued liabilities and other current liabilities	763,433	1,235,700
Convertible loan - current	-	1,180,633
Total current liabilities	1,885,990	3,333,087

Lease liabilities, non-current	23,756	15,057
Convertible loan	1,174,868	-
Deferred tax liabilities	18,825	17,624
Other non-current liabilities	4,256	2,987
Non-current liabilities	1,221,705	35,668
Total liabilities	3,107,695	3,368,755

Total redeemable non-controlling interests	1,093,526	1,132,670

Shareholders' deficit
Ordinary shares	47	48
Treasury stock	(142,229)	(142,229)
Additional paid-in capital	4,784,315	4,901,491
Accumulated other comprehensive income	84,320	103,407
Accumulated deficit	(6,007,227)	(6,418,283)
Total Qutoutiao Inc. shareholders' deficit	(1,280,774)	(1,555,566)
Non-controlling interests	(4,589)	(4,934)
Total deficit	(1,285,363)	(1,560,500)

Total liabilities, redeemable non-controlling interests and shareholders' deficit	2,915,858	2,940,925

QUTOUTIAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousand RMB, except ADS data, or otherwise noted)

	For the three months ended			For the six months ended
	June 30	March 31	June 30	June 30	June 30
	2020	2021	2021	2020	2021

Advertising and marketing revenues	1,378,130	1,228,033	1,141,370	2,742,130	2,369,403
Other revenues	62,865	62,946	60,604	110,662	123,550
Net revenues	1,440,995	1,290,979	1,201,974	2,852,792	2,492,953

Cost of revenues	(400,215)	(381,275)	(327,734)	(860,970)	(709,009)
Gross profit	1,040,780	909,704	874,240	1,991,822	1,783,944

Operating expenses:
Research and development expenses	(224,200)	(186,683)	(136,173)	(505,064)	(322,856)
Sales and marketing expenses	(925,312)	(800,694)	(901,273)	(1,999,840)	(1,701,967)
General and administrative expenses	(105,472)	(101,611)	(93,442)	(212,968)	(195,053)
Total operating expenses	(1,254,984)	(1,088,988)	(1,130,888)	(2,717,871)	(2,219,876)

Other operating income	24,790	31,930	32,717	31,907	64,647

Loss from Operations	(189,414)	(147,354)	(223,931)	(694,142)	(371,285)

Investment income/ (expenses), net	(20,980)	2,666	(4,133)	(37,511)	(1,467)
Interest expense, net	(6,900)	(7,804)	(8,065)	(10,313)	(15,869)
Foreign exchange related gain/(loss), net	(271)	(2,814)	3,142	(2,797)	328
Other income/(expense), net	(4,213)	6,048	23,198	(7,733)	29,246
Non-operating income / (loss)	(32,364)	(1,904)	14,142	(58,354)	12,238

Loss before provision for income taxes	(221,778)	(149,258)	(209,789)	(752,496)	(359,047)
Income tax benefits/ (expense), net	(321)	224	296	(1,423)	520

Net loss	(222,099)	(149,034)	(209,493)	(753,919)	(358,527)

Net loss attributable to non-controlling interests	109	170	175	316	345
Net loss attributable to Qutoutiao Inc.	(221,990)	(148,864)	(209,318)	(753,603)	(358,182)

Accretion to convertible redeemable preferred shares redemption value of a subsidiary	(12,316)	(26,126)	(26,748)	(24,180)	(52,874)

Net loss attributable to Qutoutiao Inc.'s ordinary shareholders	(234,306)	(174,990)	(236,066)	(777,784)	(411,056)

Net loss	(222,099)	(149,034)	(209,493)	(753,919)	(358,527)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	293	(12,988)	32,075	(15,938)	19,087
Total comprehensive loss	(221,806)	(162,022)	(177,418)	(769,857)	(339,440)
Comprehensive loss attributable to non-controlling interests	109	170	175	316	345
Comprehensive loss attributable to Qutoutiao Inc.	(221,697)	(161,852)	(177,243)	(769,541)	(339,095)

Net loss per ADS (1 Class A ordinary share equals 4 ADSs):
- Basic and diluted	(0.81)	(0.58)	(0.78)	(2.71)	(1.36)

Weighted average number of ADS used in computing basic and diluted earnings per ADS:
- Basic	288,538,032	299,548,372	303,220,624	287,085,156	301,394,648
- Diluted	288,538,032	299,548,372	303,220,624	287,085,156	301,394,648

QUTOUTIAO INC.

Reconciliation of GAAP And Non-GAAP Results

(All amounts in thousand RMB, except ADS data, or otherwise noted)

	For the three months ended			For the six months ended
	June 30	March 31	June 30	June 30	June 30
	2020	2021	2021	2020	2021

Loss from Operations	(189,414)	(147,354)	(223,931)	(694,142)	(371,285)
Add: Share-based compensation expenses
Cost of revenues	3,077	996	-	6,561	996
General and administrative	13,059	41,086	3,017	65,540	44,103
Sales and marketing	3,612	2,311	-	25,300	2,311
Research and development	29,094	49,275	20,491	95,191	69,767

Non-GAAP Loss from Operations	(140,572)	(53,686)	(200,423)	(501,550)	(254,108)

Net loss	(222,099)	(149,034)	(209,493)	(753,919)	(358,527)
Add: Share-based compensation expenses
Cost of revenues	3,077	996	-	6,561	996
General and administrative	13,059	41,086	3,017	65,540	44,103
Sales and marketing	3,612	2,311	-	25,300	2,311
Research and development	29,094	49,275	20,491	95,191	69,767

Non-GAAP net loss	(173,257)	(55,366)	(185,985)	(561,327)	(241,350)

Net loss attributable to Qutoutiao Inc.	(221,990)	(148,864)	(209,318)	(753,603)	(358,182)
Add: Share-based compensation expenses
Cost of revenues	3,077	996	-	6,561	996
General and administrative	13,059	41,086	3,017	65,540	44,103
Sales and marketing	3,612	2,311	-	25,300	2,311
Research and development	29,094	49,275	20,491	95,191	69,767

Non-GAAP net loss attributable to Qutoutiao Inc.	(173,148)	(55,196)	(185,810)	(561,011)	(241,005)

Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(234,306)	(174,990)	(236,066)	(777,784)	(411,056)
Add: Share-based compensation expenses
Cost of revenues	3,077	996	-	6,561	996
General and administrative	13,059	41,086	3,017	65,540	44,103
Sales and marketing	3,612	2,311	-	25,300	2,311
Research and development	29,094	49,275	20,491	95,191	69,767

Non-GAAP net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(185,464)	(81,322)	(212,558)	(585,192)	(293,879)

Non-GAAP net loss per ADS (1 Class A ordinary share equals 4 ADSs):
— Basic and diluted	(0.64)	(0.27)	(0.70)	(2.04)	(0.98)

Weighted average number of ADS used in computing basic and diluted earnings per ADS
— Basic	288,538,032	299,548,372	303,220,624	287,085,156	301,394,648
— Diluted	288,538,032	299,548,372	303,220,624	287,085,156	301,394,648

QUTOUTIAO INC.

Supplementary Operating Information

(RMB in millions, or otherwise noted)

	For the three months ended
	June 30	September 30	December 31	March 31	June 30
	2020	2020	2020	2021	2021
Net revenues	1,441.0	1,130.0	1,302.4	1,291.0	1,202.0

User engagement expenses	457.2	264.7	163.2	179.1	169.5
User acquisition expenses	435.7	385.9	397.1	588.7	685.2
Other sales and marketing expenses	32.5	50.9	119.9	32.9	46.6

Total sales and marketing expenses	925.4	701.5	680.2	800.7	901.3

Combined Average MAUs (in millions)	136.5	120.5	124.7	133.3	132.3
Combined Average DAUs (in millions)	43.0	39.7	32.3	31.7	29.1
New installed users (in millions)	132.2	67.3	50.3	101.8	94.0

Average net revenues per DAU per day (RMB)	0.37	0.31	0.44	0.45	0.46
User engagement expenses per DAU per day (RMB)	0.12	0.07	0.05	0.06	0.06
User acquisition expenses per new installed user (RMB)	3.30	5.73	7.89	5.78	7.29